PROSPECTUS


                        6,136,953 SHARES OF COMMON STOCK

                                       OF

                          SAVOIR TECHNOLOGY GROUP, INC.


     This Prospectus relates to the resale from time to time of 6,136,953 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock") of Savoir Technology Group, Inc. (the "Company") held by certain securityholders of the Company (the "Selling Stockholders").

     The Shares being offered by the Selling Stockholders hereunder include (i) 2,302,658 shares of Common Stock issued or issuable upon conversion (the "Conversion Shares") of the Company's Series A Preferred Stock (the "Series A Preferred Stock"); (ii) 1,121,250 shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with the Series A Preferred Stock;
(iii) 112,125 shares of Common Stock issuable upon the exercise of warrants issued to the placement agents in connection with the private placement of the Series A Preferred Stock and the related Common Stock warrants; (iv) 788,066 shares of Common Stock issued upon payment of dividends on the Series A Preferred Stock; (v) 500,000 shares of Common Stock issuable upon the exercise of warrants held by other securityholders of the Company; and (vi) 1,312,854 shares of Common Stock held by stockholders of the Company. See "Risk Factors--Possible Volatility of Stock Price."

     The Shares may be offered by one or more of the Selling Stockholders from time to time in transactions (which may include block transactions) on any exchange or market on which such Shares are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, acting as principals for their own accounts, or by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear all expenses of registration of the Shares, but any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares. As of the date hereof, there are no special selling arrangements known to the Company between any broker-dealer or other person and any Selling Stockholder. See "Selling Stockholders" and "Plan of Distribution."

     The Common Stock is traded on the Nasdaq National Market under the symbol "SVTG." On November 16,
1998, the last reported sale price of the Common Stock reported on the Nasdaq National Market was $8.625 per share.

                                 ---------------


            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

                The date of this Prospectus is November 17, 1998.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") three registration statements on Form S-3 (together with all amendments and exhibits, referred to as the "Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statements and the exhibits and schedules thereto, all of which may be obtained from the Commission in Washington, D.C., as described below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Room 1034, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company files electronically with the Commission certain reports, proxy statements and other information, and the Commission maintains a Web site on the Internet (WWW.SEC.GOV) that contains such reports, proxy statements and other information regarding the Company.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission (File No. 0-11560, except where otherwise indicated) and are incorporated herein by reference: (i) Annual Report of the Company on Form 10-K, as amended, for the fiscal year ended December 31, 1997; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998; (iii) Current Reports on Form 8-K dated June 5, 1998 and September 8, 1998; and (iv) the description of the Company's capital stock contained in the Company's Registration Statement on Form S-2 (Registration Statement No. 333-47965), including any amendments and reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to Savoir Technology Group, Inc., 254 East Hacienda Avenue, Campbell, California 95008, Attn: Secretary. In order to ensure timely delivery of the documents, any request should be made at least five business days prior to the date on which the final investment decision must be made.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES DESCRIBED HEREIN BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                              --------------------


                                TABLE OF CONTENTS

                                                                            PAGE

Available Information.......................................................   2
Incorporation of Certain Documents by Reference.............................   2
The Company.................................................................   4
Risk Factors................................................................   4
Use of Proceeds.............................................................  13
Income Tax Considerations...................................................  13
Selling Stockholders........................................................  14
Plan of Distribution........................................................  17
Legal Matters...............................................................  17
Experts.....................................................................  17

                                   THE COMPANY

     Savoir Technology Group, Inc. (the "Company") is a value-added wholesale distributor of commercial mid-range servers, peripheral equipment (including wireless networking equipment, storage products, printers and terminals) and software. Through its Mid-Range Systems Division, the Company primarily distributes commercial mid-range servers and related products to value-added resellers ("VARs") who generally incorporate commercial applications software and sell integrated computer systems to end-user customers. Through its Computer and Peripherals Group ("CPG"), the Company integrates and configures personal computers, workstations and departmental servers for original equipment manufacturers ("OEMs"). The Company has a national presence served through four warehouse, distribution and integration centers in the United States. The Company was incorporated in California in 1975, and changed its state of incorporation to Delaware in August 1997. Previously known as Western Micro Technology, Inc., the Company changed its name to Savoir Technology Group, Inc. in November 1997. The Company's principal executive office is located at 254 East Hacienda Avenue, Campbell, California 95008, and its telephone number is
(408) 379-0177.


                                  RISK FACTORS

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS AND THE COMPANY'S PLANS AND EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "ESTIMATE," "PROJECT," "INTEND" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED BELOW, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS THAT MAY CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF.

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OFFERED HEREBY.

DEPENDENCE UPON IBM AND VENDOR CONCENTRATION

     The Company's business, financial condition and results of operations are highly dependent upon the Company's relationship with International Business Machines Corporation ("IBM") and upon the continued market acceptance of IBM commercial mid-range servers. During the years ended December 31, 1995, 1996 and 1997, approximately 30%, 50% and 65%, respectively, of the Company's net sales were generated from the sale of IBM products, and the Company expects the percentage to increase in 1998. The Company's non-exclusive agreement with IBM may be unilaterally modified by IBM upon 30 days' written notice, renews automatically but may be terminated by IBM upon written notice given not less than 90 days prior to the renewal date (January 1, 2001), provides no franchise rights and may not be assigned by the Company. The continued consolidation of wholesale distributors of commercial mid-range servers may also result in IBM raising the sales volume threshold required to maintain most favorable volume discount status. In furtherance of its business strategy, and in order to maintain most favorable volume discount status with IBM, the Company has recently completed several acquisitions and is actively engaged in an ongoing search for additional acquisitions and potential equity investments for similar purposes. However, there can be no assurance that the Company will be successful in completing any future acquisitions or in making any such equity investments. The failure by the Company to complete other acquisitions or make equity investments, or to otherwise increase its sales volume through internal growth, could result in the Company's inability to maintain most favorable volume discount status with IBM, which would, in turn, have a material adverse effect on the Company's relationship with IBM and on the Company's business, financial condition and results of operations. Any disruption, change or termination in the Company's relationship with IBM or in the manner in which IBM distributes its products, the failure of IBM to develop new products which are accepted by the Company's customers, the failure by the Company to maintain certain operational and administrative capabilities, the failure by the Company to maintain sufficient sales volumes of certain IBM products to maintain most favorable volume discount status or the addition of other wholesale distributors by IBM would have a material adverse effect upon the Company's business, financial condition and results of operations.

     The balance of the Company's net sales is derived from the sale of products from a limited number of other vendors. During the years ended December 31, 1995, 1996 and 1997, approximately 22%, 28% and 19%, respectively, of the Company's net sales were derived from the sale of products manufactured by Data General Corporation, NCR Corporation and Unisys Corporation, collectively. To become an authorized distributor for these vendors, the Company typically enters into a non-exclusive agreement that is cancelable by either party upon 30 to 120 days' prior written notice. Any disruption, change or termination in the Company's relationship with any such vendor or in the manner in which any such vendor distributes its products, the failure of any such vendor to develop new products which are accepted by the Company's customers, the failure by the Company to maintain certain operational and administrative capabilities, the failure by the Company to maintain sufficient sales volumes of certain vendors' products to maintain most favorable volume discount status or the addition of other wholesale distributors by any such vendor would have a material adverse effect upon the Company's business, financial condition and results of operations.

     As is typical in its industry, the Company receives volume discounts and market development funds from most of its vendors. These volume discounts directly affect the Company's gross profit. In addition, market development funds are typically used by the Company to offset a portion of its sales and marketing expenses. Any change in the availability of these discounts or market development funds or the failure of the Company to obtain vendor financing on satisfactory terms and conditions would have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's quarterly net sales and operating results may vary significantly as a result of a variety of factors, including, but not limited to, changes in the supply and demand for commercial mid-range servers, peripheral equipment, software and related services, the cost, timing and integration of acquisitions, the addition or loss of a key vendor or customer, the introduction of new technologies, changes in manufacturers' prices, price protection policies or stock rotation privileges, changes in market development funds, changes in the level of operating expenses, product supply shortages, disruption of warehousing or shipping channels, inventory adjustments, increases in the amount of accounts receivable written off, price competition and changes in the mix of products sold through distribution channels and in the mix of products purchased by OEMs. Operating results could also be adversely affected by general economic and other conditions affecting the timing of customer orders and capital spending, a downturn in the market for commercial mid-range servers and order cancellations or rescheduling. In addition, historically a substantial portion of the Company's net sales has been made in the last few days of a quarter. Accordingly, the Company's quarterly operating results are difficult to predict and delays in the closing of sales near the end of a quarter could cause quarterly net sales to fall substantially short of anticipated levels and, to a greater degree, adversely affect profitability. Thus, the Company believes that period-to-period comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Company's future operating results are expected to fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. It is possible that in future periods the Company's operating results may be below the expectations of securities analysts and investors. In such event, the market price of the Common Stock would likely be materially and adversely affected. See "--Possible Volatility of Stock Price."

SUBSTANTIAL COMPETITION

     The markets in which the Company operates are highly competitive. Competition is based primarily on product availability, price, credit availability, speed of delivery, ability to tailor specific solutions to customer needs, breadth and depth of product lines and services, technical expertise and pre- and post-sale service and support. Increased competition may result in further price reductions, reduced gross profit margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations.

     Through the Mid-Range Systems Division, the Company competes with national, regional and local distributors, including, but not limited to, Gates/Arrow Commercial Systems, a division of Arrow Electronics, Inc., Hamilton HallMark Computer Products, a subsidiary of Avnet, Inc., and Dickens Data Systems, a division of Pioneer Standard Electronics, Inc., and, in some limited circumstances, its own vendors. In the distribution of storage products, the Company competes with national, regional and local distributors. Through CPG, the Company competes with contract manufacturers, systems integrators and certain assemblers of computer products. The Company has experienced, and expects to continue to experience, increased competition from current and potential competitors, many of which have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than the Company. Accordingly, such competitors or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company. Competitors which are larger than the Company may be able to obtain more favorable pricing and terms from vendors than the Company. As a result, the Company may be at a disadvantage when competing with these larger companies. If the Company fails to compete effectively, the Company's business, financial condition and results of operations would be materially and adversely affected.

RELIANCE ON SIRIUS COMPUTER SOLUTIONS, LTD.

     During the year ended December 31, 1997 and nine months ended September 30, 1998, sales to Sirius Computer Solutions, Ltd. ("Sirius") accounted for approximately 11% and 18%, respectively, of the Company's net sales. The Company's sales to Sirius are made under the Industry Remarketer Affiliate Agreement between the Company and Sirius dated as of September 30, 1997 (the "Sirius Agreement"), pursuant to which the Company appointed Sirius as one of its industry remarketer affiliates of IBM products. The Sirius Agreement provides that Sirius may not enter into any similar arrangement with any third party for the purpose of selling IBM products to its end-user customers and also provides a favorable pricing structure to Sirius. As a result, Sirius is expected to remain the Company's largest customer for the duration of the Sirius Agreement and to account for approximately the same percentage of the Company's net sales in 1998 as it represented in the first nine months of 1998. The Sirius Agreement expires on September 30, 2000, but may be terminated earlier under certain conditions, not including termination at will. Any disruption, change or termination of the Company's relationship with Sirius or a reduction in purchases from the Company by Sirius could have a material adverse effect upon the Company's business, financial condition and results of operations.

INTEGRATION RISKS RELATING TO ACQUISITIONS

     Since December 1994, the Company has completed ten acquisitions. The combination of the Company's business and acquired businesses requires, among other things, integration of the respective management teams and sales and other personnel, coordination of sales and marketing efforts, conversion of computer systems (including inventory control, order entry and financial reporting) and integration of the businesses' products and physical facilities. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations will require the dedication of management resources which may temporarily divert attention away from the day-to-day business of the combined company. There can be no assurance that such coordination and integration will be accomplished smoothly or successfully. The inability of management to integrate successfully the operations of acquired businesses could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, during the integration phase, aggressive competitors may undertake to attract customers and to recruit key employees through various incentives. There can be no assurance that acquisitions will not materially and adversely affect the selling patterns of vendors and the buying patterns of present and potential customers of the Company and that such effect will not materially and adversely affect the Company's business, financial condition and results of operations.

     The Company's ability to achieve the anticipated benefits of the acquisition of Star Management Services, Inc. ("SMS") completed on September 30, 1997 (the "SMS Acquisition") or any other acquisition depends in part upon whether the integration of the business of the Company and any acquired business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The SMS Acquisition and other acquisitions and investments have placed, and will continue to place, substantial demands on the Company's management team and financial resources. The integration of the operations of SMS and the other acquired companies has on occasion been slower, more complex and more costly than originally anticipated. The Company will encounter similar uncertainties and risks with respect to any future acquisitions and investments. Although the Company expects to realize cost savings and sales enhancements as a result of the recent and proposed acquisitions, there can be no assurance that such savings or enhancements will be realized in full or when anticipated, or that any such cost savings will not be offset by increases in other expenses or operating losses. See "--Uncertainty of Future Acquisitions and Expansion."

UNCERTAINTY OF FUTURE ACQUISITIONS AND EXPANSION

     Acquisitions have played an important role in the implementation of the Company's business strategy, and the Company believes that additional acquisitions are important to its growth, development and continued ability to compete effectively in the marketplace. The Company evaluates potential acquisitions and strategic investments on an ongoing basis. No assurance can be given as to the Company's ability to compete successfully for available acquisition or investment candidates or to complete future acquisitions and investments or as to the financial effect on the Company of any acquired businesses or equity investments. Future acquisitions and investments by the Company may involve significant cash expenditures and may result in increased indebtedness, interest and amortization expense or decreased operating income, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, future growth will require additional financing to fund the working capital requirements of the Company's business and to finance future acquisitions and strategic equity investments, if any. There can be no assurance that the Company will be able to raise financing on satisfactory terms and conditions, if at all. See "--Future Capital Needs; Uncertainty of Additional Financing." Should the Company be unable to implement successfully its acquisition and investment strategy, its business, financial condition and results of operations could be materially and adversely affected. See "--Integration Risks Relating to Acquisitions" and --Future Dilution Due to Acquisitions."

MANAGEMENT OF GROWTH

     Since 1997, the Company has experienced significant growth in the number of its employees and in the scope of its operating and financial systems, resulting in increased responsibilities for the Company's management. To manage future growth effectively, the Company will need to continue to improve its operational, financial and management information systems, procedures and controls and expand, train, motivate, retain and manage its employee base. There can be no assurance that the Company will be successful in managing any future expansion or identifying, attracting and retaining key personnel, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Key Personnel."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends in part on the continued service of its key management, sales and marketing personnel and its ability to identify and hire additional personnel. Competition for qualified management, sales and marketing personnel is intense and there can be no assurance that the Company can retain and recruit adequate personnel to operate its business. The success of the Company is largely dependent on the skills, experience and efforts of its key personnel, particularly P. Scott Munro, Chairman of the Board, Chief Executive Officer, President and Secretary, and Carlton Joseph Mertens II, Chief Executive Officer and President of the Company's subsidiary, Business Partner Solutions, Inc., both of whom have entered into employment agreements with the Company. The loss of either of these individuals or other key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains life insurance on Messrs. Munro and Mertens in the amounts of $7.9 million and $10.0 million, respectively. The Company is contractually obligated to apply any proceeds from these policies to repay the IBMCC Credit Advance (as defined herein).

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

     The Company's operations to date have required substantial amounts of working capital to finance accounts receivable and product inventories. Although the Company believes it has sufficient funds, or alternate sources of funds, to carry on its business as presently conducted through 1999, the Company will need to raise additional amounts through public or private debt or equity financings in order to achieve the growth contemplated by the Company's business plan. There can be no assurance that additional financing of any type will be available on acceptable terms, or at all, and failure to obtain such financing could have a material adverse effect upon the Company's business, financial condition and results of operations. See "--Limitations Upon Incurrence of Additional Indebtedness."

DEPENDENCE ON AVAILABILITY OF CREDIT AND IBMCC CREDIT FACILITY

     In order to obtain necessary working capital, the Company relies primarily on a line of credit that is collateralized by substantially all of the Company's assets. The amount of credit available to the Company may be adversely affected by numerous factors beyond the Company's control, such as delays in collection or deterioration in the quality of the Company's accounts receivable, economic trends in the technology industry, interest rate fluctuations and the lending policies of the Company's creditors. Any decrease or material limitation on the amount of capital available to the Company under its line of credit or other financing arrangements will limit the ability of the Company to fill existing sales orders or expand its sales levels and, therefore, would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any significant increase in interest rates will increase the cost of financing to the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is dependent on the availability of accounts receivable financing on reasonable terms and at levels that are high relative to its equity base in order to maintain and increase its sales. There can be no assurance that such financing will continue to be available to the Company or available under terms acceptable to the Company. The inability of the Company to have continuous access to such financing at reasonable costs would materially and adversely impact the Company's business, financial condition, results of operations and cash flows.

     The Company has primarily funded its working capital requirements through a $125.0 million Inventory and Working Capital Agreement (the "IBMCC Credit Facility") with "IBMCC". Borrowings under the IBMCC Credit Facility are collateralized by substantially all assets of the Company, including accounts receivable, inventories and equipment. The IBMCC Credit Facility provides that the outstanding interest-bearing cash advance balance is subject to interest at the annual rate of prime plus 1.875% (10.375% at September 30, 1998) and expires on August 31, 2000. IBMCC may terminate the IBMCC Credit Facility at any time upon the occurrence of, and subsequent failure to cure, an "Event of Default" (as such term is defined in the IBMCC Credit Facility). In the event of such termination, the outstanding borrowings under the IBMCC Credit Facility become immediately due and payable. The termination of the IBMCC Credit Facility and the subsequent inability of the Company to secure a replacement credit facility on terms and conditions no less favorable than those contained in the IBMCC Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITATIONS UPON INCURRENCE OF ADDITIONAL INDEBTEDNESS

     The terms of the IBMCC Credit Facility require that the Company obtain the consent of IBMCC prior to incurring certain additional indebtedness, including any additional senior or subordinated debt. The Company may incur additional indebtedness without such consent through capital leases and general business commitments insofar as the terms thereof are commercially reasonable and consistent with prior business practices. The IBMCC Credit Facility and the Company's anticipated cash flows may not provide sufficient funding to achieve the growth contemplated by the Company's business plan. Accordingly, the Company may need to obtain the consent of IBMCC to incur additional indebtedness. While the Company has no reason to believe that such consent will be withheld, there can be no assurance that the Company will obtain such consent. Failure to obtain such consent or to obtain an alternate credit facility could have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE, PRICE REDUCTIONS AND INVENTORY RISK

     The markets for products sold by the Company are extremely competitive and are characterized by declining selling prices over the life of a particular product and rapid technological change. Since the Company acquires inventory in advance of product shipments, and because the markets for the Company's products are volatile and subject to rapid technological and price changes, there is a risk that the Company will forecast incorrectly and stock excessive or insufficient inventory of particular products. The Company's business, like that of other wholesale distributors, is subject to the risk that the value of its inventory will be adversely affected by price reductions by manufacturers or by technological changes affecting the usefulness or desirability of its product inventory. It is the policy of many manufacturers of technology products to protect wholesale distributors such as the Company from the loss in value of inventory due to technological change or reductions in the manufacturers' prices. Under the terms of most of the Company's agreements, vendors will generally credit the Company for inventory losses resulting from the vendor's price reductions if the Company complies with certain conditions. In addition, generally under such agreements, the Company has the right to return for credit or exchange for other products a portion of its slow moving or obsolete inventory items within designated periods of time. There can be no assurance that, in every instance, the Company will be able to comply with all necessary conditions or manage successfully such price protection or stock rotation opportunities, if available. Also, a manufacturer which elects to terminate a distribution agreement generally will repurchase its products carried in a wholesale distributor's inventory. These industry practices are sometimes not included in written agreements and do not protect the Company in all cases from declines in inventory value, excess inventory or product obsolescence. There can be no assurance that manufacturers will continue such practices or that the Company will be able to manage successfully its existing and future inventories. Historically, the Company has not experienced losses due to obsolete inventory in excess of established inventory reserves. Significant declines in inventory value in excess of established inventory reserves or dramatic changes in prevailing technology could have a material adverse effect on the Company's business, financial condition and results of operations.

     Certain major systems vendors, including IBM, have developed and are expected to continue to implement programs which allow the Company to assemble systems from components provided by the vendors. While the Company has developed the ability to integrate and configure computer products, the process of assembling large volumes of systems from components will require the Company to implement new business practices. It is also uncertain how the vendors will apply policies related to price protection, stock rotation and other protections against the decline in inventory value of such system components. There can be no assurance that the Company will be successful in the integration and configuration of computer products or that certain vendors will apply price protection and stock rotation policies to the Company's component inventories.

LOW PROFIT MARGINS

     As a result of price competition, the Company has low gross profit and operating income margins. These low margins magnify the impact on operating results of variations in net sales and operating costs. The Company has partially offset the effects of its low gross profit margins by increasing net sales, availing itself of large volume purchase discount opportunities and reducing selling, general and administrative expenses as a percentage of net sales. However, there can be no assurance that the Company will maintain or increase net sales, continue to avail itself of large volume purchase discount opportunities or further reduce selling, general and administrative expenses as a percentage of net sales. Future gross profit margins may be materially and adversely affected by changes in product mix, vendor pricing actions and competitive and economic pressures.

PRODUCT SUPPLY SHORTAGES

     The Company is dependent upon the supply of products available from its vendors. From time to time, the industry has experienced product shortages for certain products distributed by the Company due to vendors' difficulty in projecting demand. When such product shortages occur, the Company typically receives an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's orders on a timely basis. Failure to obtain adequate product supplies, if such supplies are available to competitors, would have a material adverse effect on the Company's business, financial condition and results of operations.

EXTENSION OF CREDIT TO CUSTOMERS WITHOUT REQUIRING COLLATERAL

     The Company sells products to a broad geographic and demographic base of customers and offers unsecured credit terms to its customers. Sirius accounted for more than 16% of the Company's outstanding accounts receivable at September 30, 1998. No other single customer accounted for more than 5% of the Company's outstanding accounts receivable at September 30, 1998. To reduce credit risk, the Company performs ongoing credit evaluations of its customers, maintains an allowance for doubtful accounts and has credit insurance. Historically, the Company has not experienced losses from write-offs in excess of established reserves. Should the Company's customers increase the rate at which they default on payments due to the Company, and should the Company be unable to collect such amounts, it could have a material adverse effect on the Company's business, financial condition and results of operations.

SEASONALITY

     The computer distribution industry experiences seasonal trends and, within each quarter, a substantial amount of products are generally sold in the last few days of the quarter. The Company's largest vendor, IBM, sells approximately 35-40% of its products in the last calendar quarter, and such continuing pattern could have an effect on the Company's quarterly net sales. Historically, a substantial portion of the Company's net sales has been made in the last few days of a quarter. Due to the Company's recent significant growth through acquisitions and the Company's increased dependence on the sale of IBM products, variations experienced by IBM and the Company may be magnified in the future and could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Fluctuations in Operating Results."

EXPANDING SERVICE CAPABILITIES

     The Company is expanding the nature and scope of its value-added services. There can be no assurance that new value-added services will be integrated successfully with the Company's commercial mid-range server and related products distribution business. If the Company is unable to provide value-added services effectively, it may be unable to compete effectively for the business of certain customers which require the provision of such services as a condition to purchasing products from the Company. In addition, the Company will be subject to risks commonly associated with a value-added services business, including dependence on reputation, fluctuations in workload and dependence on the ability to identify, recruit and retain qualified technical personnel. The expansion of the Company's value-added services is expected to require a significant capital investment, including an increase in the number of technical employees. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON THIRD-PARTY SHIPPERS

     The Company presently ships a majority of its products from its warehouses via Federal Express Corporation ("FedEx"), but also ships via United Parcel Service of America, Inc. ("UPS") and other common carriers. In addition, certain products that the Company sells are drop-shipped to its customers via these carriers. Changes in shipping terms or the inability of FedEx, UPS or any other third-party shipper to perform effectively (whether as a result of mechanical failure, casualty loss, labor stoppage, other disruption or any other reason) could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company can maintain favorable shipping terms or replace such shipping services on a timely or cost-effective basis.

PLANNED INTERNATIONAL EXPANSION

     Although the Company to date has not generated significant sales from international operations, one of the elements of its business strategy is to expand internationally. The Company has recently begun to distribute IBM's

AS/400 products in Canada. There can be no assurance that the Company will be able to expand successfully its international business. Risks inherent in doing business on an international level include management of remote operations, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition and results of operations.

YEAR 2000 RISKS

     Many presently-installed computer systems and software products are coded to accept only two digit entries in the date code year field. This date code field will need to distinguish 21st century dates from 20th century dates. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company is in the process of conducting a Year 2000 compliance audit and developing and implementing a company-wide Year 2000 compliance project (the "Project"). The Year 2000 issue creates risks for the Company from problems in its own computer and embedded systems and from third parties, such as vendors and customers, with whom the Company deals on financial and other transactions. Failure of the Company's and/or third parties' computer systems could have a material adverse effect upon the Company's ability to conduct its business.

     The Company believes that its enterprise-wide business software system, which handles the Company's most critical functions, including finance, inventory control, warehousing, shipping and receiving, logistics, purchasing, sales and order taking, is not subject to the Year 2000 problem. The Company is aware of a need to upgrade the associated database and hardware systems on which the software system runs. If the system as a whole fails to work on January 1, 2000 it could prevent the Company from controlling its inventory, taking orders, buying inventory and billing its customers. The Company is presently also inventorying and analyzing its remaining centralized computer and embedded systems, as well as its WAN data services, WAN hardware, networking equipment, voice-mail equipment and access and alarm systems, to identify any potential Year 2000 issues. The Company currently expects substantially to complete remediation and validation of its internal systems, as well as to develop contingency plans, by mid-1999.

     As part of the Project, the Company is developing a plan for contacting its critical suppliers, manufacturers, distributors and other vendors to determine if their operations and the products and services that they provide to the Company are Year 2000 compliant. However, there can be no assurance that the Company will identify all such Year 2000 problems in the products or computer systems of its vendors in advance of their occurrence or that the Company's vendors will be able to successfully rectify any problems that are discovered. Absent written assurances of Year 2000 compliance by such third parties, the Company will assume non-compliance and will attempt to mitigate its risks with respect to such third parties by developing contingency plans. However, there can be no assurance that contingency plans can be implemented in all instances or that such plans will adequately serve the needs of the Company's customers and other constituents.

     The estimated total cost of the Project is approximately $1.2 million, although it is possible that as the Company continues its audit and detects problems that are not currently known to the Company, additional costs may be incurred, which could be substantial. The total cost associated with the Company's Year 2000 audit and required modifications to become Year 2000 compliant is not presently expected to be material to the Company's business, financial condition and results of operations.

     The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's business, financial condition and results of operations. Due to the uncertainty inherent in the Year 2000 problem, resulting in part from the unknown state of Year 2000 readiness of third-party suppliers and customers, the Company presently is unable to determine whether it will be affected by any Year 2000 failures or whether such failures will have a material adverse effect on the Company's business, financial condition and results of operations.

NO CASH DIVIDENDS ON COMMON STOCK

     The Company has never declared or paid a cash dividend on the Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation of its business, including possible acquisitions, and does not intend to pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, future earnings, operations, capital requirements, acquisitions and strategic investment opportunities, the general financial condition of the Company and general business conditions. Further, the Company's ability to pay cash dividends is currently restricted by the terms of the IBMCC Credit Facility. The terms of future credit facilities or other agreements may also contain similar restrictions. In addition, the Company's Certificate of Designation with respect to the Series A Preferred Stock prohibits the payment of dividends on the Common Stock unless and until dividends are paid on the Series A Preferred Stock in accordance with its terms. Should the Company fail to pay dividends on the Company's Series A Preferred Stock when due, the holders thereof may initiate an action against the Company.

FUTURE DILUTION DUE TO ACQUISITIONS

     In connection with certain acquisitions completed by the Company, the Company expects to issue up to approximately 1,700,000 additional shares of Common Stock pursuant to earnout provisions based on the attainment of performance goals. The Company anticipates issuing additional shares of Common Stock or other equity or convertible debt securities to effect future acquisitions or for other corporate purposes. Upon such issuances, the percentage ownership of the stockholders of the Company will be reduced and stockholders may experience additional dilution.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has been and is likely to continue to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's quarterly operating results, announcements of technological innovations, industry conditions and trends, changes in or failure by the Company to meet the expectations of securities analysts and investors, general market conditions and other factors. It is possible that in some future quarter, the Company's operating results may be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, financial condition and results of operations.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors may be willing to pay in the future for shares of the Common Stock. The Company has issued 2,242,500 shares of Series A Preferred Stock and 10 shares of Series B Preferred Stock, and has the authority to issue up to an additional 7,757,490 shares of preferred stock and to determine the price, rights, preferences, qualifications, limitations and restrictions, including voting rights, of such additional preferred stock without any further vote or action by the stockholders, subject to the terms of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock. The issuance of additional preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, would have the effect of delaying or preventing a third party from acquiring a majority of the outstanding voting stock of the Company. Further, Section 203 of the General Corporation Law of Delaware prohibits the Company from engaging in certain business combinations with interested stockholders. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the stockholders, and therefore could adversely affect the market price of the Common Stock.

                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.


                            INCOME TAX CONSIDERATIONS

     Each prospective purchaser should consult his or her own tax advisor with respect to the income tax issues and consequences of holding and disposing of the Common Stock.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of October 19, 1998 regarding the beneficial ownership of Common Stock by each of the Selling Stockholders and the Shares offered hereby by such Selling Stockholders.

                                               SHARES BENEFICIALLY OWNED                         SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING(1)          NUMBER OF             AFTER OFFERING(1)
                                              ---------------------------    SHARES BEING       ---------------------------
                                                 NUMBER       PERCENT(2)        OFFERED            NUMBER       PERCENT(2)
                                              ------------   ------------   --------------      ------------   ------------

Hymie Akst................................          1,307           *              1,307               --             *
Joan F. Albrecht..........................          1,352           *              1,352               --             *
Neil T. Anderson..........................         97,194           *             97,194               --             *
Chaim I. Anfang...........................          1,352           *              1,352               --             *
Argonaut Investors Fund Ltd...............          5,856           *              5,856               --             *
Argonaut Partnership, L.P.................         10,883           *             10,883               --             *
Astoria Capital Partners L.P.(3)..........      1,167,993       10.83            402,393          765,600          7.10
Ballina Trading Services Limited..........          7,818           *              7,818               --             *
Daniel M. Bogard Revocable Trust..........          3,793           *              3,793               --             *
Richard M. Brooks.........................          2,818           *              2,818               --             *
Michael E. Bushey and Martha L. Bushey....          1,303           *              1,303               --             *
Canpartners Investments IV, LLC(4)........        604,336        5.50            604,336               --             *
Central Fill Pharmacy, Inc................          2,438           *              2,438               --             *
Brian M. Chait............................          1,303           *              1,303               --             *
Phyllis J. Cohen..........................          1,689           *              1,689               --             *
Commonwealth Life Ins. Co.
  (Teamsters - Cambden)...................        136,073        1.27            136,073               --             *
Irving Davies.............................          1,352           *              1,352               --             *
Abraham Debbi.............................          2,818           *              2,818               --             *
Jack Diener Living Trust..................          1,689           *              1,689               --             *
Duck Partners, L.P.(5)....................         20,214           *             20,214               --             *
Burton I. Epstein and Elaine G. Epstein...          3,108           *              3,108               --             *
Fahnestock & Co. Inc......................         90,453           *             90,453               --             *
Dr. Edward R. Falkner Inc. Profit Sharing
  TR DTD 2-1970...........................          1,307           *              1,307               --             *
S. Marcus Finkle..........................         10,000           *             10,000               --             *
Fleming American Investment Trust.........        252,390        2.34            207,170           45,220             *
Gerstenhaber Investors L.P................          2,330           *              2,330               --             *
Dennis A. Gleicher........................          3,108           *              3,108               --             *
Gruber & McBaine International............         67,971           *             21,971           46,000             *
Michael N. Gunnells (6)...................        426,427        3.99            426,427               --             *
John M. Harkins (6).......................        426,427        3.99            426,427               --             *
Larry Horn................................          8,017           *              8,017               --             *
J.M. Hull Associates, L.P.(5).............         40,431           *             40,431               --             *
Hull Overseas, Ltd.(5)....................         38,084           *             38,084               --             *
IBM Credit Corporation....................        100,000           *            100,000               --             *
JMG Capital Partners L.P..................        241,681        2.25            241,681               --             *
KA Investments LDC........................        100,235           *            100,235               --             *
David J. Katz.............................          1,352           *              1,352               --             *
Ivan Kaufman..............................         29,156           *             29,156               --             *
Kodiak Opportunity, L.P.(7)...............         79,870           *             79,870               --             *
Kodiak Opportunity Offshore, Ltd.(7)......         65,918           *             65,918               --             *
Marvin Kogod & Muriel Kogod...............          1,307           *              1,307               --             *
Lagunitas Partners, L.P...................        190,867        1.78             73,867          117,000          1.09
Avy Lahav and Vered S. Lahav..............          3,752           *              3,752               --             *
Janet Lehr................................          4,663           *              4,663               --             *
Moshe Levy................................         42,983           *             42,983               --             *
Hanka Lew.................................          4,510           *              4,510               --             *
Lew Lieberbaum & Co., Inc.................         21,672           *             21,672               --             *
Sheldon Lieberbaum........................          2,818           *              2,818               --             *
Richard A. Lippe..........................         23,018           *             23,018               --             *
William Lippe.............................          9,717           *              9,717               --             *
Marc Loveman, IRA.........................          1,303           *              1,303               --             *
Michael G. Lucci..........................          3,793           *              3,793               --             *
Arthur Luxenberg..........................          8,683           *              8,683               --             *
Irwin Luxemberg and Michael Luxemberg.....          1,352           *              1,352               --             *
MDA Financial, Inc........................          2,172           *              2,172               --             *
Virginia Meade Trust......................          1,122           *              1,122               --             *
Carlton Joseph Mertens II(8)..............        460,000        4.31            460,000               --             *


                                               SHARES BENEFICIALLY OWNED                         SHARES BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING(1)          NUMBER OF             AFTER OFFERING(1)
                                              ---------------------------    SHARES BEING       ---------------------------
                                                 NUMBER       PERCENT(2)        OFFERED            NUMBER       PERCENT(2)
                                              ------------   ------------   --------------      ------------   ------------

Beno Michel, M.D. Trust...................          3,793           *              3,793               --             *
Microcap Partners, L.P.(9)................         29,156           *             29,156               --             *
Microcap Partners Limited Partnership
  (Astoria)(3)............................        295,222        2.75            200,222           95,000             *
Millennium Trading Co., LP................          1,120           *              1,120               --             *
Gee Gee Morgan............................          1,085           *              1,085               --             *
NAV LLC(9)................................         19,436           *             19,436               --             *
James M. Persky...........................          1,159           *              1,159               --             *
Pleiades Investment Partners, L.P.(9).....         29,156           *             29,156               --             *
Puck Trading Limited......................          7,818           *              7,818               --             *
R Capital II, Ltd.(10)....................          4,344           *              4,344               --             *
R&J Trust Dtd 7-1-93......................          1,348           *              1,348               --             *
Kenneth M. Reichle, Jr....................          2,172           *              2,172               --             *
Gerald Richter IRA........................            901           *                901               --             *
Robert Fleming & Co.......................        484,808        4.46            409,848           74,960             *
Robert Fleming Inc........................        101,658           *             78,018           23,640             *
Francine Rodin............................          1,125           *              1,125               --             *
ROI Offshore Fund Ltd.(9).................        109,866        1.03            109,866               --             *
ROI Partners, L.P.(9).....................        194,391        1.81            194,391               --             *
Robert Rosin..............................          1,307           *              1,307               --             *
Corey K. Ruth.............................          4,663           *              4,663               --             *
Jay Salomon and Bernice Salomon...........            268           *                268               --             *
Esther Schachner TTEE U/A DTD: 11/2/95....          1,303           *              1,303               --             *
Harry Schwartz............................          8,161           *              8,161               --             *
Mark Schwartz IRA.........................          6,217           *              6,217               --             *
Scott's Cove Special Credits Fund I L.P...         76,628           *             26,128           50,500             *
Scott's Cove Special Credits Master Fund
  Inc.....................................        155,816        1.45             80,836           74,980             *
Beverly Segal.............................          2,800           *              2,800               --             *
Seneca Capital International Ltd..........          1,417           *              1,417               --             *
Seneca Capital L.P........................          2,126           *              2,126               --             *
E. Donald Shapiro.........................          2,745           *              2,745               --             *
Sidelmar Partnership(11)..................          3,752           *              3,752               --             *
Irwin Simon...............................          1,307           *              1,307               --             *
SoundShore Partners L.P...................         19,436           *             19,436               --             *
Strome Hedgecap Limited(12)...............         57,262           *             57,262               --             *
Strome Offshore Limited(12)...............        232,281        2.16            232,281               --             *
Strome Partners, L.P.(12).................        201,754        1.88            201,754               --             *
Strome, Susskind Hedgecap Fund, L.P.(12)..        243,176        2.26            243,176               --             *
Bruce Toll................................         19,436           *             19,436               --             *
Triton Capital Investments Ltd............         28,801           *             28,801               --             *
Wesley T. Wood............................          1,303           *              1,303               --             *


-------------

*     Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the Selling Stockholders and from the Company's transfer agent. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Shares of Common Stock receivable upon conversion of Series A Preferred Stock or upon exercise of warrants that are currently exercisable or exercisable within 60 days of October 19, 1998 are deemed to be outstanding and to be beneficially owned by the person presently entitled to exercise the right of conversion or exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Based on 10,680,849 shares of Common Stock outstanding as of October 19,
      1998.

(3) A limited partnership controlled by Richard Koe. Mr. Koe disclaims beneficial ownership of these shares.

(4) These shares are beneficially owned by Joshua S. Friedman, Mitchell R. Julis and R. Christian B. Evensen.

(5)   These shares are beneficially owned by J. Mitchell Hull.

(6) Mr. Gunnells is Vice President of S-390 Sales and Marketing of the Company. Mr. Gunnells and Mr. Harkins received their respective shares as partial consideration for the sale of MCBA Systems, Inc., of which they were the sole shareholders, to the Company in June 1998.

(7)   These shares are beneficially owned by Lee E. Mickles and Mark R. Miller.

(8) Mr. Mertens is a director of the Company, and is President of Business Partner Solutions, Inc., a wholly-owned subsidiary of the Company. The Company acquired Business Partner Solutions, Inc. (then named Star Management Services, Inc.) in September 1997 and Mr. Mertens received these shares in partial consideration for the sale to the Company of his equity in Star Management Services, Inc. Prior to its acquisition, Mr. Mertens was Executive Vice President of Star Management Services, Inc.

(9) A limited partnership controlled by Mitchell Soboleski and Mark Boyer. Messrs. Soboleski and Boyer disclaim beneficial ownership of these shares.

(10) A limited partnership controlled by Robert P. Saccogna. Mr. Saccogna disclaims beneficial ownership of these shares.

(11) A partnership controlled by Sidney Dworkin, who is the beneficial owner of these shares.

(12) A limited partnership controlled by Strome Susskind Investment Management, L.P., of which SSCO, Inc. is the sole general partner. The Mark E. Strome Living Trust is the controlling shareholder of SSCO, and Mark E. Strome is the settlor and a trustee of the Trust.


     Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     Sales of the Shares may be effected by or for the account of one or more of the Selling Stockholders from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, acting as principals for their own accounts, or by selling their Shares to or through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell such securities from time to time in transactions on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Stockholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     To the extent required, the amount of the Shares to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a Prospectus Supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The Selling Stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

     Offers or sales of the Shares have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to such Shares. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. The foregoing may affect the marketability of the Shares.

     The Company has agreed to bear all expenses of registration of the Shares. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares. Under agreements entered into with the Company, the Selling Stockholders will be indemnified by the Company against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

     Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, 2550 Hanover Street, Palo Alto, California.


                                     EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1997, and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.